Mail Stop 6010

January 9, 2009

David L. Lopez, C.P.A., Esq.
Executive Vice President, General Counsel
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976

> **Re:** **Discovery Laboratories, Inc**
> **Registration Statement on Form S-3**
> **Filed December 17, 2008**
> **File No. 333-156237**

Dear Mr. Lopez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please disclose the percentage of your outstanding securities that the shares being registered for resale represent in the forepart of your registration statement.

2. Please revise your registration statement to disclose that Kingsbridge's obligations under the common stock purchase agreement are not transferable and that the registration statement does not cover sales by transferees of Kingsbridge.

3. Please expand your disclosure in the prospectus to discuss the likelihood that you will receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the agreement. If you are not likely to receive the full amount, please explain why you and Kingsbridge chose the $25,000,000 amount of the equity line.

4. Please fully discuss any securities or cash paid to Kingsbridge in order to enter into the common stock purchase agreement and any additional fees or commissions payable at the time the shares are put to Kingsbridge. Specifically, please disclose whether the warrants issued to Kingsbridge were provided as consideration for their entry into the common stock purchase agreement.

5. Please enhance the description of your past transactions with Kingsbridge. In particular, please describe the impact that these transactions have had on the market price of the company's stock.

Risk Factors, page 5

6. Please expand your risk factors to discuss the likelihood that you will have access to the full amount under the equity line.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

David L. Lopez, C.P.A., Esq.
Discovery Laboratories, Inc.
January 9, 2009

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Ira L. Kotel, Esq.
        Dickstein Shapiro LLP
        1177 Avenue of the Americas, 47th Floor
        New York, New York 10036-2714